Sunair Services Corporation
3005 SW Third Avenue
Fort Lauderdale, Florida 33315
February 7, 2006
VIA EDGAR AND FACSIMILE (202) 551-3389
Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549
Attention: William A. Bennett, Esq.

Re:	Sunair Services Corporation (the “Company”) Registration Statement on Form S-3 (SEC Registration No. 333-130057) (the “Registration Statement”)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that the effectiveness of the Registration Statement referenced above be accelerated at 10:00 a.m. on Thursday, February 9, 2006, or as soon as possible thereafter. As requested, the Company acknowledges that the action of the Commission or the staff in declaring this filing effective:
•	does not foreclose the Commission from taking any action with respect to the filing;

•	does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions to Laurie L. Green at (954) 468-2446.

Sincerely, Sunair Services Corporation
/s/ John J. Hayes
John J. Hayes
President and Chief Executive Officer